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                                 AgraQuest, Inc.
                                1530 Drew Avenue
                             Davis, California 95616

                                 April 25, 2002

Via Edgar and Overnight Delivery
--------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.

Washington, D.C. 20549

         Re:   AgraQuest, Inc.
               Request to Withdraw Registration Statement on Form S-1 (File No. 333-66732)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), AgrQuest, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-66732) together with all exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 3, 2001.

         The Registration Statement was filed in connection with the proposed initial public offering of the Company's common stock, $0.001 par value per share (the "Common Stock"). The Company has determined that it will not proceed with the registration and sale of the Common Stock as contemplated in the Registration Statement. Because the Company will not proceed with the proposed offering, the Company's board of directors and management believe that withdrawal of the Registration Statement is appropriate.

         The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued.

         The Company requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawal upon request of the Registrant, the Commission consenting thereto."



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Securities and Exchange Commission
April 25, 2002
Page Two

         Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

         The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

         If you have any questions regarding this application for withdrawal, please contact Charles S. Farman of Morrison & Foerster LLP, legal counsel to the Company, at (916) 325-1309.

                                   Sincerely,

                                   AgraQuest, Inc.



                                   By: /s/ Pamela G. Marrone
                                      --------------------------------
                                          Pamela G. Marrone, Ph.D.
                                          President and Chief Executive Officer

cc:   H. Christopher Owings -- Securities and Exchange Commission
      Charles S. Farman -- Morrison & Foerster LLP
      Michael L. Fitzgerald -- Sidley Austin Brown & Wood LLP